Exhibit 99.10 SRK Consulting (Canada) Inc. 1500, 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

 CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled "Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada" dated October 30, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 13, 2019

 (Signed) “Mark Liskowich”
__________________________
Mark Liskowich, P.Geo.
SRK Consulting (Canada) Inc.